



PJ Mastracchio · 2nd

CEO - AtYourGate - Featured in Forbes, Fast Company, NY
Times, LA Times, USA Today, The TODAY Show.

Miami Beach, Florida, United States · 500+ connections ·

Contact info

@ **AtYourGate**

University of Kentuc

Featured



AtYourGate
YouTube

Don't fly hungry! Use the AtYourGate app to order food f
delivery to your gate. Available at: SAN, EWR, JFK, LGA,
MSP, PDX, SJC, ONT, SAN

Experience

@ **Founder & CEO**
AtYourGate
Jan 2016 – Present · 4 yrs 7 mos
<SAN> <EWR> <LGA> <JFK> <MSP> <PDX> <SJC> <ONT> <BOS>

AtYourGate: The global leader in mobile gate delivery in airports across the US.

Now available in San Diego International Airport (SAN), Newark Liberty International Airport (EWR), LaGuardia Airport (LGA), John F. Kennedy International Airport (JFK), Minneapolis-St. Paul Airport (MSP), Portland International (PDX), Boston Logan International (BOS), San Jose Mineta Airport (SJC) and Ontario International Airport (ONT). More coming soon!

 **AtYourGate Commercial**

 **At Your Gate**



PSKW
6 yrs 1 mo

Senior Vice President
Jan 2010 – Jan 2016 · 6 yrs 1 mo
Newport Beach, CA

Board Member
Jan 2010 – 2016 · 6 yrs

Owner / Co-Founder
Triax Media Group, LLC
Jan 2000 – Jan 2010 · 10 yrs 1 mo

Sales Manager
State Sales and Service
1999 – 2001 · 2 yrs

Sales Manager
Mondial Distributing
1993 – 1999 · 6 yrs

Education



University of Kentucky
Business Administration and Management, General - NFD
1990 – 1993
Activities and Societies: University of Kentucky Football Letterman - 4X Wildcat Pride Award Winner

Studied business and played football in college; dropped out to become a full-time dad at age 20...haven't looked back since.

Seton Hall Preparatory School

High School

1986 – 1990

Activities and Societies: Football, Indoor/Outdoor Track, Amnesty International

Seton Hall Preparatory School is a Catholic, college-preparatory school called to serve young men of diverse cultural and economic backgrounds. Firmly rooted in our Catholic identity, our mission is to foster the spiritual, intellectual, social and physical growth of our students in order to prepare them to meet the challenges of college and adulthood in a manner that embodies the values that this community cherishes. Among these values we highlight spiritual awareness, academic excellence, personal maturity, and social responsibility with a particular emphasis on service.



The Wharton School

Entrepreneurship Acceleration Program: Scaling Your Business, Entrepreneurship/Entrepreneurial Studies, Finished #1/100 participants in the program; won the $25,000 Pitch Contest Final

Activities and Societies: Participated in a 10 week online course. Finished #1 our of 100 participants in the program. Won the $25,000 Pitch Contest Final at the end of the course.

Licenses & Certifications

Selected to the Plug and Play Travel & Hospitality Accelerator, April 2016

Volunteer Experience

President

South Coast Youth Football (SCYF)

Aug 2004 – Aug 2009 • 5 yrs 1 mo

Children

President, Head Coach

Volunteer

Blue Water Music Festival

Mar 2015 • 1 mo

Arts and Culture

The Blue Water Music Festival in Laguna Beach hosted over 30 bands over two days. The event was attended by more than 2,000 people. It was an honor to volunteer and coordinate both the













food and beverage vendors, as well as the VIP area and security team along with the Laguna Beach PD.

Skills & Endorsements

Marketing Strategy · 99+

Endorsed by **Al Kenney and 11 others who are highly skilled at this**

Endorsed by **2 of PJ'S colleagues at AtYo**

Marketing · 83

Endorsed by **Jeff Walker and 3 others who are highly skilled at this**

Endorsed by **3 of PJ'S colleagues at AtYo**

New Business Development · 71

Endorsed by **2 of PJ'S colleagues at AtYourGate**

Show more

Recommendations

Received (1) Given (3)

Anthony F. Maniscalco, Jr.
Executive Vice President Sales Marketing at ELAUT GROUP
October 15, 2008, Anthony F. worked with PJ but at different companies

I had the pleasure of working with PJ, before he was Paul, w was at Sega. PJ is a highly motivated sales individual, who h tremendous rapport with his customers. PJ's customers rel heavily on PJ's knowledge of the amusement industry and t made most of thier buying decisions based on PJ's r... See

